Exhibit 12.1

JER Investors Trust Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004
Net income	$23,063	$31,713	$19,560	$(5,899)
Add:
Interest expense	75,894	26,622	5,926	—
Distributions from unconsolidated joint ventures	338	—	—	—

Earnings	$99,385	$58,335	$25,486	$(5,899)
Divided by:
Interest expense	76,332	26,622	5,926	—

Fixed charges	$76,322	$26,622	$5,926	$—

Ratio of earnings to fixed charges	1.30	2.19	4.30	N/A